UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information to be included in Statements filed pursuant

To Rules 13d-1(b),(c), and (d) and Amendments thereto filed pursuant to

Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

    United States Lime & Minerals, Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    911922102

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(continued on following pages)

SCHEDULE 13G/A

Page 2 of 5 Pages

CUSIP No. 911922102
1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert S. Beall
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐ Not Applicable
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 634,358
	6	Shared voting power 3,980
	7	Sole dispositive power 634,358
	8	Shared dispositive power 3,980
9	Aggregate amount beneficially owned by each reporting person 638,338
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount Row (9) 9.98%
12	Type of reporting person* IN - Individual

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

United States Lime & Minerals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

5429 LBJ Freeway, Suite 230, Dallas, TX 75240

Item 2	(a).	Name of Person Filing

Robert S. Beall

Item 2	(b).	Address of Principal Business Office or, if None, Residence

5300 Miramar Lane, Colleyville, TX 76034

Item 2	(c).	Citizenship

United States

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	CUSIP No.

911922102

Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

638,338

(b) Percent of class:

9.98%

(c) Number of shares as to which such person has

(i) sole power to vote or to direct the vote: 634,358

(ii) shared power to vote or to direct the vote: 3,980

(iii) sole power to dispose or to direct the disposition: 634,358

(iv) shared power to dispose or to direct the disposition: 3,980

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired an are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010

By:	/s/ Robert S. Beall
Robert S. Beall